Filed Pursuant to Rule 433

Registration No. 333-172513

December 2, 2013

PRICING TERM SHEET

Floating Rate Notes due 2016
Issuer:	Johnson & Johnson
Security:	Floating Rate Unsecured Notes due 2016
Size:	$800,000,000
Maturity Date:	November 28, 2016
Coupon:	Three month USD LIBOR plus 7 bps
Interest Payment Dates:	Paid quarterly on February 28, May 28, August 28 and November 28, commencing February 28, 2014
Interest Reset Dates:	Quarterly
Interest Determination Dates:	Two London business days before each Interest Reset Date
Day Count Convention:	Actual/360
Price to Public:	100.000%
Underwriting Discount:	0.250%
Base Rate:	Three month USD LIBOR
Spread to Base Rate:	7 bps
Optional Redemption:	May not be redeemed before maturity
Trade Date:	December 2, 2013
Expected Settlement Date:	December 5, 2013
CUSIP / ISIN:	478160BE3 / US478160BE31
Expected Ratings:*	Aaa (stable) (Moody’s) AAA (stable) (S&P)
Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Deutsche Bank Securities Inc. RBS Securities Inc.
Senior Co-Managers:	BNP Paribas Securities Corp. HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. The Williams Capital Group, L.P.
Co-Managers:	RBC Capital Markets, LLC Santander Investment Securities Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.